POWERNOVA TECHNOLOGIES CORPORATION

#1010, 207 West Hastings Street

Vancouver, BC

V6B 1H7

Tel:  604.734.7488

November 10, 2009

AMENDED MANAGEMENT DISCUSSION & ANALYSIS

The following discussion of the financial condition and results of operations of PowerNova Technologies Corporation should be read in conjunction with our financial statements and the accompanying notes for the three months ended August 31, 2009, as well as our audited financial statements and accompanying Management Discussion & Analysis for the year ended May 31, 2009.

All monetary amounts in this MD&A and in the financial statements are expressed in Canadian dollars, unless otherwise stated.  All of the financial information referenced below has been prepared in accordance with generally accepted accounting principles applied on a consistent basis.

Overview

PowerNova was incorporated in British Columbia on October 6, 1986 under the name “Aqua 1 Beverage Company Inc.”.  On September 11, 2003 we changed our name to “PowerNova Technologies Corporation”.   Our shares were previously listed on the TSX Venture Exchange (“TSX”) until June 20th, 2003, when our shares were delisted for failure to pay the TSX’s annual sustaining fees.  We elected not to pay the sustaining fees as our preference is to obtain a listing on the NASD Over-The-Counter Bulletin Board (“OTC BB”).

The cease trade orders issued against our shares by the British Columbia Securities Commission on October 26, 2004 and by the Alberta Securities Exchange on November 21, 2003 for failure to file our audited financial statements for the year ended May 31, 2004 have now been been revoked.  We filed our audited financial statements for the years ended May 31, 2004, 2005, 2006, 2007 and 2008, as well as the quarterly financial statements for the first three fiscal quarters of fiscal 2008. We also filed the corresponding Management Discussion & Analysis for each such period, as well as the required certifications from the Chief Executive Officer and the Chief Financial Officer.

In October 2003 we agreed to acquire all of the shares of Hydrogen Production Technologies Corporation (“HPTC”), a newly incorporated British Virgins Island company beneficially owned by Dr. Avtandil A. Koridze, our Vice-President and a director, and Mr. Bakytzhan Oralbekov, our President and a director.  HPTC owned the intellectual property rights to a hydrogen production technology (the “Process”).  The intellectual property rights that HPTC had in the Process were assigned us for $1.00 on November 5, 2005.

As consideration for the shares, we issued an aggregate of 20,000,000 common shares to Dr. Koridze and Mr. Oralbekov and agreed to issue a further 9,000,000 common shares upon our company achieving revenues of $10,000,000 as a direct result of the commercialization of the Process, provided such revenues are achieved with ten years of completion of the acquisition.  This incentive bonus expires on October 30, 2013.  In June

2005, patent number 6,909,009 B2 entitled “Alkane and Alkane Group Dehydrogenation with Organometallic Compounds” was issued for the Process by the United States Patent and Trademark Office in the name of the inventor, Dr. Avtandil Koridze, and we acquired all right to the United States patent number 6,909,009 B2 in consideration of $1.00.

Hydrogen Production

Hydrogen can be used to power fuel cells in motor vehicles, residential and industrial stationary power plants and battery powered consumer products.  Abundant in the universe, hydrogen combines with other elements to form compounds and is produced by separating the elements that it is attached to.  In industrial applications, high temperature steam (between 700 – 900o C) separates hydrogen from carbon atoms in natural gas (CH4).  This method of hydrogen production is called steam reforming.

Other than steam reforming, coal gasification and electrolysis of water, there are currently no commercially viable hydrogen production technologies in the consumer or mass market.

We believe that hydrogen powered fuel cells could be utilized in the future.  However, hydrogen gas is expensive to produce and is not widely available.  Hydrogen is also difficult to store and low in energy density thereby commonly requiring large, bulky storage tanks.

Our approach to hydrogen production utilizes a unique process that overcomes some of the inherent drawbacks of conventional steam reforming. Steam reforming requires a much higher reaction temperature than the reaction proposed by our Process (between 700 – 900o C versus less than 200o C). This higher temperature requires more energy to be used and is therefore more expensive than a lower temperature reaction.

Although still in development, we expect that our Process may produce hydrogen in a process significantly less costly than steam reforming while at the same time eliminating carbon dioxide emissions from the vehicle.  In particular it is our goal through research, testing and development to prove the commercial viability of our patented process incorporating the following advantages:

•

hydrogen production in a significantly lower temperature chemical reaction than current industry standards;

•

hydrogen production from hydrocarbons such as gasoline; and

•

hydrogen production from gasoline eliminating the need for a new infrastructure for the delivery and storage of hydrogen.

We anticipate that upon completion of our research and development, the Process may produce hydrogen from fuel in a low temperature reaction (about 200 degrees Celsius).  It is our belief that the Process, if proven commercially viable, may enable the efficient production of hydrogen by a chemical reaction that has zero carbon dioxide emissions.

In automotive applications, a key issue is storage. Hydrogen is a gas at normal temperatures and can be compressed and stored in cylinders to overcome volume related limitations.  It can also be kept as a liquid at temperatures of minus 423.2 degrees Fahrenheit (-423.2oF or -253oC).  When cooled to a liquid state, this low-weight fuel takes up 1/700 as much space as it does in its gaseous state.  This leads to other problems as the size, volume and temperature requirements for the storage of hydrogen are not yet practical in small scale applications such as motor vehicles.  The lack of a distribution system for hydrogen as a transportation fuel, further adds to these challenges.  Also, safety is a critical issue as hydrogen is highly volatile.  “Direct hydrogen”, or refueling with direct hydrogen, is one option that can be used to overcome the safety issues.  Storing hydrogen as a liquid is a difficult process because the hydrogen must be cooled to -423.2o F.  Refrigerating hydrogen to this temperature uses the equivalent of 25% to 30% of its energy content, and requires special materials and handling.  This makes this option impractical due to efficiency and distribution issues.  Additionally, for hydrogen to be competitive to traditional sources of energy, especially on board vehicles, the system must be refueled simply and quickly.  We believe that our Process may produce hydrogen on demand such that refueling is not an issue to the consumer.  Because our Process may use gasoline as a source of hydrogen, the existing infrastructure for the storage and delivery of gasoline may be used for our Process.  Using the existing infrastructure may result in a lower cost of hydrogen than competitive technologies which may have to build a new infrastructure for the production, storage and delivery of hydrogen.

The direct hydrogen option also has limitations due to safety concerns and volumetric constraints associated with on-board storage systems.  We believe that on-board fuel processing is the practical alternative.  A major benefit is that on-board processors utilize the existing fuel infrastructure and are a practical approach.

Our Process is not commercially viable at this time.  We intend to continue research and development and our goal is to have the Process include the following benefits:

•

Low temperature conversion:  If and when the Process is proven to be commercially viable, the Process’ operating temperature should be between 150o – 200o C, which is significantly lower than current industry standards.

•

Emissions:  If and when the Process is proven to be commercially viable, the only by-products of the chemical reaction of the Process are hydrogen and alpha-olefins.  Therefore, there will be no greenhouse gas emissions using the Process.

•

Cost:  If and when the Process is proven to be commercially viable, the cost savings would include the following:

▪

lower energy input to produce hydrogen;

▪

use of existing infrastructure for refueling motor vehicles; and

▪

on-board and on-demand hydrogen production would become a more feasible system for motor vehicles.

•

Efficiency:  If and when the Process is proven to be commercially viable, the Process should be efficient enough to be cost competitive with competing fuel sources.

Our Process, if proven successful, also may have applications in other industries, including conventional petroleum and natural gas processing.  Linear alkanes are by-products from both these processes, but because of their low value they are simply used as a fuel.  However, with our Process, a simple, low temperature conversion of the linear alkanes to alkenes plus hydrogen may be possible. Alkenes are of much higher value since they are the precursors to many chemicals and polymers.  In addition, the production of hydrogen from this step would give refiners the ability to process greater quantities of heavy crudes.  The supply of hydrogen to refineries is of increasing importance as world stocks of light crudes decline and heavy oil production (e.g. the Canadian oil sands) increases significantly.

Over-The-Counter Bulletin Board Listing Status

We have filed Form 20-F Registration Statement with the Securities and Exchange Commission and are now reporting in the United States as a “foreign private issuer”.

We intend to retain a market maker to make an application with The Financial Industry Regulatory Authority (FINRA) to list our securities on the OTC Bulletin Board.

Corporate Information

Our Board of Directors is as follows:

Dr. Avtandil Koridze

Stuart Lew

Chris Tay

Hans-Christian Behm

John Patrick Nicol

Our officers are:

Stuart Lew

President and Chief Executive Officer

Chris Tay

Chief Financial Officer and Corporate Secretary

Dr. Avtandil Koridze

Vice President and Chief Technology Officer

Our audit committee consists of:

Chris Tay

Hans-Christian Behm

John Patrick Nicol

Share Capital

Our authorized share capital consists of 50,000,000 common shares without par value.  As of November 10, 2009, the total number of issued and outstanding common shares is 43,754,043 common shares.

During the three months ended August 31, 2009 and the three months ended August 31, 2008 no stock options were granted or outstanding.  No share purchase warrants were exercised during the same periods.  The following share purchase warrants were outstanding at August 31, 2009:

Number of warrants	Exercise price $	Expiry Date
1,725,773	1.00	October 9, 2010
2,190,724	0.18	October 9, 2010
167,335	1.00	August 15, 2010

The 1,725,773 share purchase warrants expiring on October 9, 2010 can be converted into one common share at a price of $1.00 per share.  The 2,190,724 share purchase warrants expiring on October 9, 2010 can be converted into one common share at a price of $0.18 per share.  During the year ended May 31, 2007, we amended the expiry dates of all these share purchase warrants to October 9, 2010 from October 9, 2006.

The 167,335 share purchase warrants expiring on August 15, 2010 can be converted into one common share and one share purchase warrant which entitles the holder to acquire an additional common share at a price of $1.00 per common share.  During the year ended May 31, 2007, we amended the expiry date of these share purchase warrants to August 15, 2010 from August 15, 2007.

The 1,725,773 and 2,190,724 share purchase warrants outstanding at August 31, 2009 excludes share purchase warrants that were exercised prior to May 31, 2009 but the corresponding common shares were not issued at August 31, 2009.  The funds received by us related to the exercise of these 259,276 share purchase warrants were recorded as share subscriptions received in advance.

Plan of Operation

Research and Development Work

Our goal is to complete our research and development work.  This work involves the development of a new type of catalyst which may allow the rapid and selective dehydrogenation of organic liquids such as propane, butane and cycloalkanes.  We believe that if this catalyst is discovered the resulting formulation may make available the catalyst required for the commercial production of hydrogen.  The goal of the catalyst is create a chemical reaction to break the bond between hydrogen and carbon in hydrocarbons so that the by-products of the reaction may be used in commercial applications. Establishing a firm completion date for the research and development is currently unrealistic due to the nature of the work involved.  The inventor of the Process is doing pioneering work in these chemical processes and thus cannot determine when he will finish.

This work is being conducted in Russia at the Russian Academy of Sciences in Moscow and at the State University of Tbilisi under the direction of Dr. Avtandil Koridze, our Vice President.  The technical challenge of achieving a commercially viable chemical catalyst to produce hydrogen and alpha-olefins is being addressed by the research and development program lead by Dr. Koridze, our Chief Technology Officer, Vice President of Research and Development, and the inventor of the Process.

Tests on the Process

After successful completion of the research and development work, our next goal is to complete the tests on the Process.

Evaluation by Independent Source

If our research and development is successful, and there is no guarantee that it will be successful, we plan to have the results evaluated by an independent source to determine the commercial feasibility of the process.  We have already contacted Nexant Chemsystem, a consulting firm that specializes in working with clients engaged in the energy market and described our work to them.   Based on these discussions, representatives of Nexant Chemsystems have expressed an interest in examining the results.

Prototype

After successful testing of the Process, our goal would be to establish a prototype of the Process.

Issuing License for Commercial Production

After the successful establishment of the prototype, our goal would be to commence issuing licenses to industrial customers.

Summary of Quarterly Results

Description	Three months ended Aug. 31, 2009 $	Three months ended May 31, 2009 $	Three months ended Feb. 29, 2009 $	Three months ended Nov. 30, 2008 $	Three months ended Aug. 31, 2008 $	Three months ended May 31, 2008 $	Three months months ended Feb. 29, 2008 $	Three Months months ended Nov. 30, 2007 $
Net Revenues		0	0	0		0	0	0
Income or loss before other items
Total	(17,337)	(16,328)	(12,504)	(22,219)	(14,402)	(30,794)	(11,557)	(6,682)
Net income or loss for period
Total	(17,337)	(10,193)	(12,504)	(22,266)	(14,402)	(31,909)	(11,557)	(6,682)
Per share	(0.001)	(0.001)	(0.01)	(0.01)	(0.001)	(0.01)	(0.01)	(0.01)

Liquidity and Capital Resources

At August 31, 2009, we had cash of $34 compared with $90 at May 31, 2009.  Cash used for operations before working capital totalled $56 for the first quarter ended August 31, 2009 compared with $177 for the first quarter ended August 31, 2008.

Capital expenditures for the first quarter ended August 31, 2009 were $Nil compared with net expenditures of $Nil for the first quarter ended August 31, 2008.

Our current cash and cash equivalents are not sufficient to meet our cash requirements for the next twelve months or to continue with our research and development of the Process.  We will require additional financing to fund our administrative expenses and to carry on with our research and development.  We have historically satisfied our capital needs primarily by issuing equity securities or by loans from related parties.

We have no funding commitments or arrangements for additional financing at this time and there is no assurance that we will be able to obtain any additional financing on terms acceptable to us, if at all.  Any additional funds raised will be used for general and administrative expenses and to carry on with our research and development.  The quantity of funds to be raised and the terms of any equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise.

Results of Operations

For the first quarter ended August 31, 2009 we reported a net loss of $17,337 or $0.001 per common share.  The net loss for the first quarter ended August 31, 2008 was $14,402 or $0.001 per common share.  The increase in the net loss was mainly due to filing and transfer agent fees of $2,913 incurred during the quarter ended August 31, 2009.

Revenues for the first quarter ended August 31, 2009 were $Nil compared with $Nil for the first quarter ended August 31, 2008.  Revenue from the sale and licensing of our hydrogen production technology is not expected until the research and development program has been completed successfully.

General and administrative expenses were $17,337 for the first quarter ended August 31, 2009 compared with $14,402 for the first quarter ended August 31, 2008.

Transactions with Related Parties

During the three month period ended August 31, 2009, officers and directors made contributions to capital for management fees in the amount of $4,500 (2008 - $4,500) and rent in the amount of $1,500 (2009 - $1,500).

As at August 31, 2009, the amounts due to related parties include $203,697 (2006 - $197,771) due to shareholders and/or officers/directors.

Amounts due to related parties are non-interest bearing, unsecured and have no fixed terms of repayment.

Changes in Accounting Policies

Goodwill and Other Intangible Assets

The CICA issued CICA Handbook Section 3064, “Goodwill and Other Intangible Assets” which we adopted effective July 1, 2009.  The new requirements of Section 3064 are for recognition, measurement, presentation and disclosure.  Section 3064 replaces Section 3062, “Goodwill and Other Intangible Assets”. The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. Management is currently assessing the impact of these new accounting standards on our financial statements.

Business Combinations

In January 2009, the CICA issued Handbook Section 1582, “Business Combinations”, which replaces Section 1581, “Business Combinations”, and provides the equivalent to IFRS 3, “Business Combinations” (January 2008).  The new Section expands the definition of a business subject to an acquisition and establishes significant new guidance on the measurement of consideration given, and the recognition and measurement of assets acquired and liabilities assumed in a business combination.

The new Section requires that all business acquisitions be measured at the full fair value of the acquired entity at the acquisition date even if the business combination is achieved in stages, or if less than 100 percent of the equity interest in the acquire entity is owned at the acquisition date.  The measurement of equity consideration given in a business combination will no longer be based on the average of the fair value of the shares a few days before and after the day the terms and conditions have been agreed to and the acquisition announced, but rather at the acquisition date.  Subsequent changes in fair value of contingent consideration classified as a liability will be recognized in earnings and not as an adjustment to the purchase price.

Restructuring and other direct costs of a business combination are no longer considered part of the acquisition accounting.  Instead, such costs will be expensed as incurred, unless they constitute the costs associated with issuing debt or equity securities.

The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.  Earlier adoption is permitted.  This new Section will only have an impact on the consolidated financial statements for future acquisitions that will be made in periods subsequent to the date of adoption.

Consolidated Financial Statements and Non-Controlling Interests

In June 2007, the CICA issued changes to Section 1400, “General Standards of Financial Statement Presentation”.  Section 1400 has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern.  Management shall make an assessment of an entity’s ability to continue as a going concern.  When management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast doubt upon the entity’s ability to continue as a going concern, those uncertainties shall be disclosed.  When financial statements are not prepared on a going concern basis, that fact shall be disclosed, together with the basis on which the financial statements are prepared and the reason why the entity is not regarded as a going concern.  Section 1400 is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.  The adoption of this standard will have no impact on our operating results or financial position and management expects that there will not be a material impact on our financial statement disclosure.

In January 2009, the CICA issued Handbook Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-Controlling Interests”, which together replace Section 1600, “Consolidated Financial Statements”.  These two Sections are the equivalent to the corresponding provisions of International Accounting Standard 27, “Consolidated and Separate Financial Statements” (January 2008).  Section 1602 applies to the accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements.  The new Sections require that, for each business combination, the acquirer measure any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets.  The new Sections also require non-controlling interest to be presented as a separate component of shareholders’ equity.

Under Section 1602, non-controlling interest in income is not deducted in arriving at consolidated net income or other comprehensive income.  Rather, net income and each component of other comprehensive income, are allocated to the controlling and non-controlling interests based on relative ownership interests.  These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011, and should be adopted concurrently with Section 1582.  We are currently assessing the future impact of these new Sections on our financial statements.

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by us for the year ended May 31, 2011. While we have begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

IFRS Implementation Plan

We have commenced the development of an IFRS implementation plan to prepare for the transition, and are currently in the process of analyzing the key areas where changes to current accounting policies may be required.  While an analysis will be required for all current accounting policies, the initial key areas of assessment will include:

▪

Property and equipment (measurement and valuation);

▪

Stock-based compensation;

▪

Accounting for income taxes; and

▪

First-time adoption of International Financial Reporting Standards (IFRS 1).

As the analysis of each of the key areas progresses, other elements of our IFRS implementation plan will also be addressed, including: the implication of changes to accounting policies and processes and financial statement note disclosure.  The table below summarizes the expected timing of activities related to our transition to IFRS:

Initial analysis of key areas for which changes to accounting policies may be required	In progress now
Detailed analysis of all relevant IFRS requirements and identification of areas requiring accounting policy changes or those with accounting policy alternatives	Throughout 2009
Assessment of first-time adoption (IFRS 1) requirements and alternatives	Throughout 2009
Final determination of changes to accounting policies and choices to be made with respect to first-time adoption alternatives	By December 31, 2009
Resolution of the accounting policy change implications on the accounting processes	By December 31, 2009
Quantification of the financial statement impact of changes in accounting policies	Throughout 2010

Dependence on Management

We are dependent on a relatively small number of key personnel, the loss of any of whom could have an adverse effect on our business.  We do not maintain key employee insurance on any of our employees.

Management’s Responsibility for Financial Information

Management has prepared the information and representations in this report.  The financial statements have been prepared to conform to GAAP and, where appropriate, reflect management's best estimates and judgment.  The financial information presented throughout this report is consistent with the data presented in the consolidated financial statements.

Increased Costs and Compliance Risks

Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in the past few years.  We anticipate that costs may continue to increase with recently adopted corporate governance requirements.  Like many smaller public companies, we face a significant impact from compliance with the requirement for management to evaluate the effectiveness of internal control over financial reporting.  Any failure to effectively implement new or improved internal controls, or to resolve difficulties in their implementation, could harm our operating results, cause us to fail to meet reporting obligations or result in management being required to give a qualified assessment of our internal controls over financial reporting. Any such result could cause investors to lose confidence in our reported financial information, which could have a material adverse effect on our share price.

Forward Looking Statements

Except for historical information, our MD&A may contain forward looking statements that are based on beliefs of management, assumptions made by and information currently available to our management.  When used in this report the words “estimate”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “planning”, “may”, “should”, “will”, and the negative thereof or other variations thereon or comparable terminology are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events based on currently available information and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in the statements.  The statements contained in this report speak only as of the date hereof.

Investor Relations

We did not undertake any particular investor relations’ activities during the period under review.

Approval

Our Board of Directors have approved the disclosures in this MD&A.  A copy of this MD&A will be provided to anyone who requests it.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Additional Information

Additional information relating to our company is available on SEDAR at www.sedar.com.